

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

Laurin Hahn
Chief Executive Officer
Sono Group N.V.
Waldmeisterstraße 76
80935 Munich
Germany

      Re: Sono Group N.V.
          Registration Statement on Form F-3
          Filed December 8, 2022
          File No. 333-268709

Dear Laurin Hahn:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Clemens Rechberger